LIBERTY MUTUAL AGENCY CORPORATION
175 Berkeley Street
Boston, Massachusetts 02116

October 18, 2011

Via Electronic Mail, UPS Overnight Delivery and Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Application for Withdrawal of Registration Statement on
Form S-1 Filed for Liberty Mutual Agency Corporation
(Commission File No. 333-166671)

Ladies and Gentlemen:

The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-1, File No. 333-166671 (the “Registration Statement”), pursuant to Rule 447 promulgated under the Securities Act of 1933, as amended.

The Registrant is requesting withdrawal of the Registration Statement due to the Registrant’s decision not to proceed with an offering of the securities solely registered thereby. No securities were issued or sold pursuant to the Registration Statement.

Pursuant to the requirements of Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBERTY MUTUAL AGENCY CORPORATION

By:	/s/ Michael J. Fallon
Michael J. Fallon
Senior Vice President and
Chief Financial Officer

cc:	Jeffrey Riedler, Assistant Director, SEC
Scot Foley, Division of Corporation Finance, SEC
Susan J. Sutherland, Esq.
Robert J. Sullivan, Esq.